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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 2)*

UnitedGlobalCom, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

913247 50 8

(CUSIP Number)

Elizabeth M. Markowski
Senior Vice President
Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Liberty Global, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 801,616,188 shares (1)

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 801,616,188 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 801,616,188 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%(1)

14.	Type of Reporting Person (See Instructions): CO

(1) Includes (a) 375,690,194 shares of the Issuer’s Class A common stock and 2,141,272 shares of the Issuer’s Class C common stock acquired on June 15, 2005 by the Reporting Person from persons other than Liberty Media International, Inc. (“LMI”) as a result of the mergers described in this statement and (b) 35,829,310 shares of the Issuer’s Class A common stock, 10,493,461 shares of the Issuer’s Class B common stock and 377,461,951 shares of the Issuer’s Class C common stock held by LMI prior to and after the mergers described in this statement. As a result of those mergers (i) the Reporting Person acquired all the common stock of LMI, and became the successor issuer to LMI, (ii) the Reporting Person became the beneficial owner of 100% of the Issuer’s common stock and (iii) the Class A common stock of the Issuer ceased to be publicly traded and the Issuer has filed a Form 15 to remove such stock from registration. This filing is being made to report the consummation of these mergers and the cessation of reporting responsibilities of the Reporting Person.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Statement of

LIBERTY GLOBAL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

UNITEDGLOBALCOM, INC.

     This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed by Liberty Media International, Inc., a Delaware corporation (“LMI”), that was the predecessor to Liberty Global, Inc., a Delaware corporation, as described herein (the “Reporting Person”), with the Securities and Exchange Commission (“SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on January 19, 2005 (“Amendment No. 1”), and relates to the shares of Class A common stock, par value $.01 per share, of UnitedGlobalCom, Inc., a Delaware corporation (the “Issuer” or “United”). The Original Statement, Amendment No. 1 and this Amendment are collectively referred to as the “Statement.”

Item 2. Identity and Background.

     Item 2 of the Original Statement is hereby amended and restated by adding the following:

     The reporting person is Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112 (the“Reporting Person”). The Reporting Person is the successor issuer to LMI as described in Item 4 below.

Item 4. Purpose of Transaction.

     Item 4 of the Original Statement is hereby amended and supplemented by adding the following:

     On June 15, 2005 the Issuer consummated the Mergers contemplated by the Merger Agreement, whereby (a) a transitory subsidiary of the Reporting Person was merged into the Issuer and the Reporting Person acquired thereby 375,690,194 shares of United Class A Common Stock and 2,141,272 shares of United Class C Common Stock from persons other than LMI and (b) a transitory subsidiary of the Reporting Person was merged into LMI and the Reporting Person become the beneficial owner of 35,829,310 shares of United Class A Common Stock, 10,493,461 shares of United Class B Common Stock and 377,461,951 shares of United

Class C Common Stock held by LMI prior to and after that Merger. As a result of the Mergers, (i) the Reporting Person acquired all the common stock of LMI, and became the successor issuer to LMI pursuant to Rule 12g-3 promulgated under the Exchange Act, (ii) the Reporting Person became the beneficial owner of 100% of United Common Stock and (iii) the United Class A Common Stock is no longer listed for trading on a national securities exchange or quoted in an inter-dealer quotation system of a registered national securities association and the Issuer has filed a Form 15 to remove such stock from registration. This filing is being made to report the consummation of these Mergers and the cessation of reporting responsibilities of the Reporting Person.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) of the Original Statement is hereby amended and supplemented by adding the following:

     (a) The information included in Item 4 is hereby incorporated by reference into this Item 5(a).

     Item 5(c) of the Original Statement is hereby amended and supplemented by adding the following:

     (c) The information included in Item 4 is hereby incorporated by reference into this Item 5(c).

     Item 5(e) of the Original Statement is hereby amended and supplemented by adding the following:

     (e) The information included in Item 4 is hereby incorporated by reference into this Item 5(e).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 27, 2005

By:	/s/ ELIZABETH M. MARKOWSKI
	Name:	Elizabeth M. Markowski
	Title:	Senior Vice President